August 12, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sandra Hunter Berkheimer David Lin Mark Brunhofer Michelle Miller

Re:	Circle Internet Group, Inc. Registration Statement on Form S-1 File No. 333-289531

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Circle Internet Group, Inc. (the “Company”) hereby requests that the effective date for the Company’s Registration Statement on Form S-1 (File No. 333-289531) (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on August 14, 2025 or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission. By separate letter, the underwriters for the offering to which the Registration Statement relates join in this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Daniel P. Gibbons at (212) 450-3222.

Sincerely, Circle Internet Group, Inc.

By:	/s/ Sarah K. Wilson
	Name:	Sarah K. Wilson
	Title:	General Counsel